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                                                                      EXHIBIT 99

WILSHIRE REAL ESTATE INVESTMENT TRUST INC.

PRO FORMA FINANCIAL INFORMATION -- NARRATIVE FORMAT

     The unaudited pro forma financial information reflects the effect of the disposition of the assets along with the required pro forma adjustments. The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements of WREIT, together with the related notes thereto, which were filed herewith on Form 10-Q for the period ended March 31, 1999.

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     On April 29, 1999, the Company sold a loan secured by commercial properties in the United Kingdom to an unrelated third party. The terms of the sale were determined through arm's-length negotiations between the Company and the purchaser. The loan had a carrying value of approximately $47.9 million at March 31, 1999. The loan earned interest at a LIBOR-based rate and matures in August 2003. A substantial amount of the proceeds from the sale were used to repay a repurchase facility with Merrill Lynch Mortgage Capital for which this loan served as collateral. This debt facility bore interest at LIBOR +125 bps and settled on a quarterly basis.

     The pro forma effect of this transaction on the March 31, 1999 statement of financial condition would have resulted in a decrease in total assets from $341.8 million to $307.3 million and decrease in total liabilities from $263.4 million to $229.5 million. The decrease in total assets is the result of the sale of the loan's carrying value, offset in part by an increase in cash and cash equivalents. Liabilities decreased as a result of terminating the short-term financing on the assets sold.

     The pro forma effect of this transaction on stockholders' equity as of March 31, 1999 would be a decrease from $78.4 million to $77.8 million. The $0.6 million decrease is due to the pro forma effect of adjusting retained earnings by $0.6 million for the interest income earned during the quarter ended March 31, 1999 on this loan, net of interest expense on the related borrowing.

  Additionally, the pro forma effect to the historical statement of operations for the quarter ended March 31, 1999 includes the following:

 .    Decrease in interest income of $1.1 million and a decrease in interest expense of $0.5 million, which results in a decrease in net interest income of $0.6 million.

 .    Decrease in net income from $1.8 million, or $0.15 per share, to $1.2 million, or $0.10 per share.